EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For the Three Months Ended March 31, 2002

(Dollar Amounts in Thousands)

Allegheny
Generating
Company
Earnings:
Net income	$ 4,368
Plus: Fixed charges (see below)	2,853
Income taxes	2,270

Total Earnings	$ 9,491

Fixed Charges:
Interest on long-term debt and other interest	$ 2,853
Estimated interest
component of rentals	-

Total Fixed Charges	$ 2,853

Ratio of Earnings to Fixed Charges	3.33